U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     NewMedia SPARK plc
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     33 Glasshouse Street
--------------------------------------------------------------------------------
                                    (Street)

     London W1B 5DG United Kingdom
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     9/01/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     GlobalNet Financial.com, Inc. (NASDAQ:GLBN; LSE:GLFA)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [x]  Form Filed by More than One Reporting Person**

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================


                   2. Amount of         3. Ownership Form:
1. Title of        Securities           Direct (D) or      4. Nature of Indirect
Security           Beneficially Owned   Indirect (I)       Beneficial Ownership
(Instr. 4)         (Instr. 4)           (Instr. 5)         (Instr. 4)
--------------------------------------------------------------------------------


Common Stock,
par value
$.001 per share    15,711,790           Indirect (I)     See explanatory note(1)
--------------------------------------------------------------------------------


Class A Common
Stock, par value
$.001 per share    20,809,485           Indirect (I)     See explanatory note(1)

--------------------------------------------------------------------------------

================================================================================



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
5(b)(v).

**   See Form 3 attached as Attachment No. 1 for additional Reporting Person.

================================================================================
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================



                                   3. Title and Amount
                                        of Securities
               2. Date                   Underlying
               Exercisable           Derivative Security
               and Expiration Date       (Instr. 4)                      5. Owener-
               (Month/Day/Year)                                              ship
                                                          4. Conver-        Form of
                                               Amount      sion or         Derivative     6. Nature
 1. Title of                                     or        Exercise        Security:      of Indirect
  Derivative   Date        Expira-             Number      Price of        Direct (D)     Beneficial
   Security    Exer-       tion                  of       Derivative      or Indirect     Ownership
  (Instr. 4)   cisable     Date    Title       Shares      Security       (I) (Instr. 5)  (Instr. 5)
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
=====================================================================================================


Explanation of Responses:

See Attachment No. 2.


 /s/ Joel D. Plasco                                          September 10, 2001
-------------------------------------                        ------------------
Director of NewMedia SPARK plc                                      Date
      **Signature of Reporting Person


(1) The securities owned indirectly by NewMedia SPARK plc are owned directly by its wholly owned subsidiary GlobalNet Acquisitions Inc., a Delaware corporation.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                Attachment No. 1

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     GlobalNet Acquisitions Inc.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     33 Glasshouse Street
--------------------------------------------------------------------------------
                                    (Street)

     London W1B 5DG United Kingdom
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     9/01/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     GlobalNet Financial.com, Inc. (NASDAQ:GLBN; LSE:GLFA)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [x]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================



              2. Amount of
              Securities       3. Ownership Form:  4. Nature of Indirect
1. Title of   Beneficially     Direct (D) or       Beneficial
Security      Owned            Indirect (I)        Ownership
(Instr. 4)    (Instr. 4)       (Instr. 5)          (Instr. 4)
________________________________________________________________________________


Common Stock,
par value
$.001 per
share         15,711,790       Direct (D)
________________________________________________________________________________


Class A Common
Stock, par
value $.001
per share     20,809,485       Direct (D)
________________________________________________________________________________

================================================================================



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
5(b)(v).

================================================================================
              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================


                                3. Title and Amount
                                    of Securities
             2. Date                 Underlying
             Exercisable        Derivative Security
             and Expiration Date     (Instr. 4)                        5 Owner-
              (Month/Day/Year)                                            ship
             ----------------   -------------------- 4. Coonver-        Form of
                                             Amount    sion or         Derivative        6. Nature
1. Title of                                  or        Exercise         Security:        of Indirect
 Derivative  Date        Expira-             Number    Price of        Direct (D)        Beneficial
  Security   Exer-       tion                of       Derivative       or Indirect       Ownership
 (Instr. 4)  cisable     Date    Title       Shares    Security        (I) (Instr.5)     (Instr. 5)
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
====================================================================================================





Explanation of Responses:

See Attachment No. 2.


/s/ Joel D. Plasco                                           September 10, 2001
---------------------------------------                      ------------------
President of GlobalNet Acquisitions Inc.                            Date
      **Signature of Reporting Person



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                Attachment No. 2

Explanation of Responses:

NewMedia SPARK plc, a company organized under the laws of England and Wales, and GlobalNet Acquisitions Inc., a Delaware corporation and wholly owned subsidiary of NewMedia SPARK, filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO dated July 25, 2001, as amended from time to time, relating to the third-party tender offer (the "Tender Offer") by GlobalNet Acquistions Inc. to purchase(i) all the outstanding shares of common stock, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 19, 2001 by and between the GlobalNet Financial.com, Inc. and The Bank of New York, as Rights Agent, and (ii) all the outstanding shares of class A common stock, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement, of GlobalNet Financial.com, Inc., at a purchase price of $0.45 per share of common stock and $0.045 per share of class A common stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2001 and in the related Letter of Transmittal, copies of which were filed with the Schedule TO filed on June 25, 2001 as Exhibits (a)(1)(A) and (a)(1)(C), respectively (collectively, the "Offer to Purchase").

The Tender Offer expired at midnight, New York City time, on August 31, 2001. GlobalNet Acquisitions Inc. accepted all tendered shares (including those subject to guaranteed delivery) on September 1, 2001. A total of 15,711,790 shares of common stock and 20,809,485 shares of class A common stock were tendered, which represents approximately 71% of the combined voting power of GlobalNet Financial.com, Inc.

On June 15, 2001, NewMedia SPARK plc, GlobalNet Financial.com, Inc., and GlobalNet Acquisitions Inc. entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement"). Pursuant to the Merger Agreement and the actions contemplated therein, GlobalNet Acquisitions Inc. will be merged with and into GlobalNet Financial.com, Inc. (the "Merger"), with GlobalNet
Financial.com, Inc. continuing as the surviving corporation and as a wholly owned subsidiary of NewMedia SPARK plc. Upon completion of the Merger, each issued and outstanding share of GlobalNet Financial.com, Inc. common stock and class A common stock will be exchanged for the right to receive $0.45 and $0.045 per share, respectively, net to the seller in cash, without interest thereon. The purpose of the Merger is to acquire all outstanding shares of GlobalNet Financial.com, Inc. common stock and class A common stock not tendered and purchased pursuant to the Tender Offer or otherwise.